UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2006

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|  No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On June 5, 2006, Telkom SA Limited ("Telkom") issued summarized group annual results for the year ended March 31, 2006. A copy of the summarized group annual results is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The summarized group annual results contain forward looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 5, 2006, Vodacom Group (Proprietary) Limited ("Vodacom") (unlisted), in which Telkom has a 50% holding, issued summarized annual results for the year ended March 31, 2006. A copy of the summarized annual results is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The summarized annual results contain forward looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On July 17, 2006, Telkom announced the repurchase of a further 16,901,901 Telkom ordinary shares through the order book operated by the JSE Limited. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On July 26, 2006, Vodacom announced its quarterly trading update for the three months ended June 30, 2006. A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On August 7, 2006, Telkom advised shareholders that its Form 20-F for the fiscal year ended March 31, 2006 was filed with the U.S. Securities and Exchange Commission on August 4, 2006. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The announcement contains forward looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On August 10, 2006, Telkom advised Business Connexion Group Limited (“BCX”) shareholders that certain conditions precedent are not expected to be fulfilled by August 10, 2006, as anticipated in the BCX scheme document issued on May 19, 2006. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf, that are not statements of historical facts, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications market; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government's other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearings before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to Telkom or Vodacom or not currently considered material by them.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date of this report, either to conform them to actual results or to changes in their expectations.

Exhibit	Description

99.1	Summarized group annual results for the year ended March 31, 2006, issued by Telkom SA Limited (“Telkom”) on June 5, 2006.

99.2	Summarized annual results for the year ended March 31, 2006, issued by Vodacom (Proprietary) Limited (“Vodacom”) on June 5, 2006.

99.3	Announcement, dated July 17, 2006, issued by Telkom, notifying of Telkom’s repurchase of a further 16,901,901 Telkom ordinary shares.

99.4	Announcement, issued by Vodacom on July 26, 2006, of its quarterly trading update for the three months ended June 30, 2006.

99.5

Announcement, dated August 7, 2006, advising shareholders that Telkom has filed its Form 20-F for the fiscal year ended March 31, 2006 with the U.S. Securities and Exchange Commission on August 4, 2006.

99.6

Announcement, dated August 10, 2006, advising Business Connexion Group Limited (“BCX”) shareholders that certain conditions precedent are not expected to be fulfilled by August 10, 2006, as anticipated in the BCX scheme document issued on May 19, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:	/s/ Kaushik Patel
Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	August 28, 2006